                                                             B&M DRAFT - 8/21/01



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF JUNE 2001


                                A.C.L.N. LIMITED
                 (Translation of registrant's name into English)


                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  FORM 20-F [X]   FORM 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  YES   NO [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B):
Not Applicable

                                A.C.L.N. LIMITED

                                QUARTERLY REPORT

                                     FOR THE

                                 SECOND QUARTER

                                      ENDED

                                  JUNE 30, 2001

                                TABLE OF CONTENTS

                                                                                                           PAGE
                                                                                                           ----
INTRODUCTION                                                                                                 1

PART I - FINANCIAL INFORMATION                                                                               2

 Item 1. Financial Statements                                                                                2
         Consolidated Balance Sheets as of December 31, 2000 and June 30, 2001                               2
         Consolidated Statements of Income for the six months periods ended June 30, 2001 and 2000           3
         Consolidated Statement of Shareholders Equity as of December 31, 2000 and June 30, 2001             4
         Consolidated Statements of Cash Flows for the six months periods ended June 30, 2001 and 2000       5
         Notes to Consolidated Financial Statements                                                          6

 Item 2. Information about our company                                                                       8

 Item 3. Management's Discussion and Analysis of Financial Condition and Results of Operations               9

PART II - OTHER INFORMATION                                                                                 12

 Item 1. Legal Proceedings                                                                                  12

 Item 6.  Exhibits and Reports on Form 20-F and Form 6-K                                                    12

                                  INTRODUCTION


         Unless the context indicates otherwise, all references to the "company", "we", "our" or "us" refer to A.C.L.N. Limited, a Cyprus corporation.

FORWARD-LOOKING STATEMENTS

         In addition to historical information, this quarterly report includes forward-looking statements. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this quarterly report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise.

         These forward-looking statements are identified by their use of terms and phrases "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in several sections of this quarterly report. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this quarterly report. Many of the factors that will determine these results, performance and achievements are beyond our control. These factors, among others, include:

         o the instability of the economies and governments of foreign countries in which our markets are located,

         o    availability of vessels for transportation to our markets,

         o    risks relating to owning and operating vessels,

         o    dependency upon key personnel, and

         o    our ability to secure adequate financing.

         The risks described above and in our other public filings with the Securities and Exchange Commission are not exhaustive. We operate in competitive environments. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all risks applicable to our business, nor can we assess the impact of all these risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

                                     PART I

                              FINANCIAL INFORMATION

         ITEM 1. FINANCIAL STATEMENTS

         We have set forth below our unaudited consolidated financial statements, as of June 30, 2001 and for the six month periods ended June 30, 2001 and June 30, 2000 presented in accordance with accounting principles generally accepted in the United States, which should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods appearing under Item 3 below.


                                A.C.L.N. LIMITED

                           CONSOLIDATED BALANCE SHEETS

                                                                             JUNE 30, 2001        DECEMBER 31, 2000
                                                                            ---------------      -------------------
                                                                              (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..........................................          $82,410,824            $56,429,678
  Cash restricted as to withdrawal...................................                    -             11,291,751
  Accounts receivable................................................           97,194,290             56,228,462
  Deferred expenses..................................................            1,137,525                440,044

FIXED ASSETS:
Advance for vessels' construction....................................           10,000,000             10,000,000
Sea vessels..........................................................            5,090,000              5,510,000
Furniture and fittings...............................................                4,380                  4,467
Deposits.............................................................                4,786                  5,258
                                                                            ---------------      -------------------
                                                                              $195,841,805           $139,909,660
                                                                            ===============      ===================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals........................................          $36,628,095            $14,716,937
Amounts due to related parties.......................................               30,447                 33,445
Income taxes payable.................................................            7,351,856              5,107,144
                                                                            ---------------      -------------------
                                                                               $44,010,398            $19,857,526
                                                                            ===============      ===================
COMMITMENTS

SHAREHOLDERS' EQUITY:
   Ordinary shares, stated value of CYP 0.01 each, authorized
   20,000,000 shares, 14,174,309 and 14,124,309 shares issued and outstanding as of June 30, 2001 and December 31, 2000,
   respectively .....................................................              251,254                250,684
Paid-in capital......................................................           22,332,228             22,066,042
Retained earnings....................................................          129,142,086             97,668,071
Accumulated other comprehensive income...............................              105,839                 67,337
                                                                            ---------------      -------------------
Total Shareholders' Equity...........................................          151,831,407            120,052,134
                                                                            ===============      ===================
                                                                              $195,841,805           $139,909,660
                                                                            ===============      ===================

                                A.C.L.N. LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                     JUNE 30,                        JUNE 30,
                                                            --------------------------     ---------------------------
                                                               2001           2000             2001            2000
                                                            -----------    -----------     ------------    -----------
SALES

Sales of automobiles..................................       42,482,500     19,800,000       75,624,500     40,200,000
Shipping revenues.....................................       36,412,526     20,013,876       66,455,572     28,239,168
                                                            -----------    -----------     ------------    -----------
TOTAL REVENUES........................................      $78,895,026    $39,813,876     $142,080,072    $68,439,168
                                                            -----------    -----------     ------------    -----------
COST OF SALES
Cost of automobiles...................................       28,868,800     13,680,000       52,443,000     27,680,000
Cost of shipping revenues.............................       28,479,241     14,073,200       52,192,244     18,494,022
                                                            -----------    -----------     ------------    -----------
TOTAL COST OF SALES...................................       57,348,041     27,753,200      104,635,244     46,174,022
                                                            -----------    -----------     ------------    -----------
         GROSS PROFIT.................................       21,546,985     12,060,676       37,444,828     22,265,146
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........        2,839,070      1,077,463        4,837,198      2,066,979
                                                            -----------    -----------     ------------    -----------
   INCOME FROM OPERATIONS.............................       18,707,915     10,983,213       32,607,630     20,198,167
                                                            -----------                    ------------    -----------
OTHER INCOME (EXPENSE)
     Interest income..................................          745,000        298,125        1,243,000        298,125
     Commissions received.............................                -              -            5,276              -
                                                            -----------    -----------     ------------    -----------
                                                                745,000        298,125        1,248,276        298,125
                                                            -----------    -----------     ------------    -----------
INCOME BEFORE INCOME TAXES............................       19,452,915     11,281,338       33,855,906     20,496,292
INCOME TAXES..........................................        1,652,930        568,987        2,381,891      1,038,601
                                                            -----------    -----------     ------------    -----------
NET INCOME............................................       17,799,985     10,712,351       31,474,015     19,457,691
OTHER COMPREHENSIVE INCOME:
     FOREIGN CURRENCY TRANSLATION ADJUSTMENT..........            2,769            528           38,502          4,530
                                                                  -----            ---           ------          -----
COMPREHENSIVE INCOME..................................      $17,802,754    $10,712,879     $ 31,512,517    $19,462,221
                                                            ===========    ===========     ============    ===========
NET INCOME PER SHARE - BASIC..........................      $      1.26    $      0.78     $       2.22    $      1.41
                                                            ===========    ===========     ============    ===========
NET INCOME PER SHARE - DILUTED........................      $      1.21    $      0.74     $       2.13    $      1.36
                                                            ===========    ===========     ============    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC...........       14,157,291     13,801,081       14,147,924     13,801,081
                                                            ===========    ===========     ============    ===========
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED.........       14,751,181     14,392,331       14,800,007     14,350,830
                                                            ===========    ===========     ============    ===========

                                A.C.L.N. LIMITED

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                   (UNAUDITED)

                                                                                             ACCUMULATED
                                             CAPITAL STOCK                                      OTHER
                                         --------------------     PAID-IN      RETAINED     COMPREHENSIVE
                                           NUMBER     AMOUNT      CAPITAL      EARNINGS         INCOME           TOTAL
                                         ----------  --------   -----------  ------------   --------------   ------------
Balance December 31, 2000.............   14,124,309  $250,684   $22,066,042  $ 97,668,071      $ 67,337      $120,052,134
Net income............................                      -            -     31,474,015             -        31,474,015
Exercise of options and warrants......       37,528       570      231,686                                        232,256
Stock options issued for services.....                              34,500                                         34,500
Cumulative translation adjustment.....                      -            -              -        38,502            38,502
                                         ==========  ========   ===========  ============   ==============   ============
Balance June 30, 2001.................   14,161,837  $251,254   $22,332,228  $129,142,086      $105,839      $151,831,407
                                         ==========  ========   ===========  ============   ==============   ============

                                A.C.L.N. LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                 SIX MONTHS ENDED
                                                                                     JUNE 30,
                                                                           ----------------------------
                                                                              2001             2000
                                                                           -----------      -----------
CASH FLOWS >FROM OPERATING ACTIVITIES:
  Net income...........................................................    $31,474,015      $19,457,691
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation.......................................................        420,521           30,504
    Stock issued for services..........................................         34,500                -
    Changes in assets and liabilities:
       Cash restricted as to withdrawal................................     11,296,751       38,123,970
       Accounts receivable.............................................    (40,926,854)     (27,588,111)
       Deferred expenses...............................................       (697,481)        (477,305)
       Accounts payable and accruals...................................     21,911,158       15,141,443
       Amounts due to related parties..................................         (2,998)          (1,975)
       Income taxes payable............................................      2,244,712          866,888
                                                                           -----------      -----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES.....................     25,749,324       45,583,105
                                                                           -----------      -----------
CASH FLOWS FROM INVESTING  ACTIVITIES
       Payment of advance for vessel construction .....................              -      (10,000,000)
       Purchase of fixed assets .......................................           (434)      (6,000,000)
                                                                           -----------      -----------
         NET CASH USED IN INVESTING ACTIVITIES.........................           (434)     (16,000,000)
                                                                           -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES...................................
       Exercise of options and warrants................................        232,256                -
                                                                           -----------      -----------
       NET CASH PROVIDED BY FINANCING ACTIVITIES.......................        232,256                -
                                                                           -----------      -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS..............................     25,981,146       12,765,209
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.........................     56,429,678       13,944,855
                                                                           -----------      -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................    $82,410,824      $26,710,064
                                                                           ===========      ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid....................................................    $   100,045      $    76,967
  Interest paid........................................................    $         -      $         -
  Interest received....................................................    $ 1,243,000      $   298,125
                                                                           ===========      ===========

                                A.C.L.N. LIMITED

                          NOTES TO FINANCIAL STATEMENTS
            (INFORMATION WITH RESPECT TO JUNE 30, 2001 AND THE THREE
                MONTHS ENDED JUNE 30, 2001 AND 2000 IS UNAUDITED)


1.       INCEPTION AND PRINCIPAL ACTIVITIES

         A.C.L.N. Limited was incorporated on February 16, 1993 in Cyprus as Hemswell Holdings Co. Limited and later changed its name to A.C.L.N. Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a company incorporated in Monaco. The principal activity of the group is the operation of liner services for the transport of cargo. During the first quarter of 2000, the Company commenced a new line of business of selling new automobiles to markets in North Africa.

2.       SIGNIFICANT ACCOUNTING POLICIES

         UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

         In the opinion of the Company's management, the consolidated balance sheet as of June 30, 2001, the consolidated statements of cash flows and of income for the three and six months ended June 30, 2001 and 2000, and the consolidated statements' shareholders' equity for the six months ended June 30, 2001 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results for any other period. These financial statements should be read in conjunction with the Company's audited financial statements as of and for the year ended December 31, 2000.

         BASIS OF PRESENTATION

         The accompanying consolidated financial statements include the accounts of A.C.L.N. Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively, the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

         REVENUE RECOGNITION

         The Company is a facilitator of cargo transport and a seller of automobiles, which are shipped to destinations abroad, and sales are recorded at the time the shipment is completed.

         CONCENTRATIONS OF CREDIT RISK/CASH RESTRICTED AS TO WITHDRAWAL

         The Company's credit risk with respect to the trade receivables arising as a result of sales of new automobiles is evaluated on a specific customer basis.

         The Company's trade accounts receivable with respect to the "freight collect" system employed by the Company prior to 2000 are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with central banks on behalf of the Company by country is as follows:

COUNTRY                               JUNE 30, 2001       DECEMBER 31, 2000
-------                               -------------       -----------------
Tunisia............................         $-               $11,291,751
                                      -------------       -----------------
                                            $-               $11,291,751
                                      =============       =================


3.       SEGMENTAL REPORTING

         The Company has two reportable segments: operation of liner services for the transport of cargo and selling of new cars. Required disclosure information with respect to each segment for the three months ended June 30, 2001 and 2000 is as follows:

THREE MONTHS ENDED JUNE 30, 2001                                 LINER SERVICES    AUTOMOBILE SALES        TOTAL
                                                                      (US$)             (US$)              (US$)
                                                                 --------------    ----------------    ------------
                                                                                      (UNAUDITED)
Sales.......................................................        36,412,526         42,482,500        78,895,026
Gross profit................................................         7,933,285         13,613,700        21,546,985
Total assets................................................      $131,624,805        $64,217,000      $195,841,805
                                                                 ==============    ================    ============

SIX MONTHS ENDED JUNE 30, 2001                                   LINER SERVICES    AUTOMOBILE SALES        TOTAL
                                                                      (US$)             (US$)              (US$)
                                                                 --------------    ----------------    ------------
                                                                                      (UNAUDITED)
Sales.......................................................        66,455,572         76,624,500       142,080,072
Gross profit................................................        14,263,328         23,181,500        37,444,828
Total assets................................................      $131,624,805        $64,217,000      $195,841,805
                                                                 ==============    ================    ============

THREE MONTHS ENDED JUNE 30, 2000                                 LINER SERVICES    AUTOMOBILE SALES        TOTAL
                                                                      (US$)             (US$)              (US$)
                                                                 --------------    ----------------    ------------
                                                                                      (UNAUDITED)
Sales.......................................................        20,013,876         19,800,000        39,813,876
Gross profit................................................         5,940,676          6,120,000        12,060,676
Total assets................................................       $95,917,351        $19,800,000      $115,717,351
                                                                 ==============    ================    ============

SIX MONTHS ENDED JUNE 30, 200p                                   LINER SERVICES    AUTOMOBILE SALES        TOTAL
                                                                      (US$)             (US$)              (US$)
                                                                 --------------    ----------------    ------------
                                                                                      (UNAUDITED)
Sales.......................................................        28,239,168         40,200,000        68,439,168
Gross profit................................................         9,745,146         12,520,000        22,265,146
Total assets................................................       $95,917,351        $19,800,000      $115,717,351
                                                                 ==============    ================    ============

ITEM 2.  INFORMATION ABOUT OUR COMPANY

         We are an independent logistics provider and wholesale automobile dealer operating primarily between Europe and North and West Africa. We were founded in 1978 and we currently operate in two business segments with individuals and port agents in 15 ports located in 13 countries in North and West Africa from four ports in large established markets in Northern Europe:

         o door-to-door logistics services for cars and light trucks consisting of the delivery of new and pre-owned cars and light trucks to purchasers, and

         o wholesale automobile business consisting of the delivery of new cars which we purchased on a bulk-discounted basis, against pre-existing orders, to purchasers.

OUR MARKETS

         We believe that Africa and other developing countries remain attractive and underserved markets for new and pre-owned cars, and that there is a large and increasing demand for full-service car logistics providers in these markets. The availability of cars is limited in North and West Africa due to the lack of significant car manufacturing and import restrictions, and other factors.

         We believe that several long-term economic and social trends in Africa have contributed to past economic growth and the subsequent growth in demand for consumer durable goods, including automobiles. Many of these trends combine to enhance the attractiveness of these markets to us, including:

         o    rising per capita GDP,

         o    low passenger car penetration rates,

         o    increasing participation in the global economy,

         o    reduced tariffs and import restrictions, and

         o    increasing investment in transportation infrastructure.

         We believe that, since 1995, the median African economy has sustained considerable economic growth, while markets have been opened, currencies realigned, tariffs reduced and price controls abolished in some of the African countries where we operate.

OUR LOGISTICS SERVICES

         For all vehicles shipped through our services, we or the dealer arrange for the transport of the vehicle to the port of embarkation and we arrange for the processing and required customs clearance and issue a bill of lading to the customer. The issued bill of lading evidences acceptance of the vehicle by us and is accompanied by an invoice documenting the shipping fee. The customer pays us in advance for the shipping and related services to be provided. Stevedores contracted by our shipping agents load the vehicles onto a vessel, which we have chartered for transport to its ports of destination. We are billed for the chartered cargo space and processing costs at the time these services are rendered to us by third parties. Agents engaged by us process the vehicles at the ports of destination before they are picked up by their individual purchasers. We charter vessels only to the extent to which we have vehicles for transport. In addition, in 2000 we purchased a car carrier vessel called the Sea Atef, which has a 3,000 car capacity. We utilize the Sea Atef to transport vehicles and we plan to build or acquire two additional vessels to be used for similar purposes.

     As of June 30, 2001, our ports of origination are:

                 o    Antwerp in Belgium
                 o    Amsterdam in The Netherlands
                 o    Hamburg and Bremerhaven in Germany

         Substantially all of our revenues result from the shipment and sale of vehicles, primarily automobiles. Our operating strategy is to maximize the flexibility of our operations and to focus on limiting fixed costs. In addition to using our own vessel, we primarily charter vessels on the spot market and pay for these transactions in U.S. dollars. Also, in November 1999 we entered into a three-year agreement with Hyundai Merchant Marine Co., Ltd., whereby we were granted an exclusive right to book excess capacity of its vessels traveling to North and West Africa for our shipment of used cars and trucks, subject to Hyundai's right to withdraw from this business or change the destinations of its vessels. The rates payable by us to Hyundai under this agreement depend in part on the quantity of vehicles we ship. Moreover, we benefit from an imbalance in trade routes, which has to date allowed us to negotiate advantageous rates with operators of ships affected by such imbalances. We further limit our fixed costs by employing at our ports of destination qualified, local port and customs agents, rather than hiring personnel. We have also entered into a contract to purchase two additional vessels which we intend to use in our logistics business.

OUR WHOLESALE BUSINESS

         Commencing in the first quarter of 2000, we expanded our operations and started acquiring cars on a bulk discounted-for-volume basis for resale to purchasers in the markets served by our logistics business in North and West Africa. Except in limited circumstances, we purchase cars against orders from individual purchasers in the ports of destination. Once a purchase is made, the purchaser or the dealer, utilizing our services, arranges for shipment to a port of destination convenient to the purchaser's country of residence. All of the purchases require prepayment of shipping fees by the purchaser, along with the purchase price of the car.

         In building our wholesale automobile business, we have expanded our existing relationships with our port agents and we also have identified other customers. We believe we are able to sell automobiles from any manufacturers through our network in North and West Africa. We intend to utilize this ability to become a leading seller of new cars in North and West Africa. By integrating a "brand-independent" wholesale distribution network with logistics in North and West Africa, we believe that we can compete successfully against other automobile logistics providers or other automobile wholesalers in Africa.

         During the first six months of 2001, we sold approximately 11,548 cars, for a total of approximately $75.6 million in revenue. In February 2001, we entered into an agreement to purchase 31,683 new cars from an automobile manufacturer at a significant discount to the retail value of such cars, and at June 30, 2001, we have sold or received orders for all of the cars covered under this agreement.

ITEM 3. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

         We are an independent logistics provider and wholesale automobile dealer operating primarily between Europe and North and West Africa. Since we were founded in 1978, we have been primarily in the business of shipment of used personal cars from Antwerp, Belgium to several countries in Africa. Shipments of personal vehicles purchased through independent dealers were almost exclusively on a "freight collect" basis. "Freight collect" is a term used by us to describe our practice of requiring payment of all shipping fees upon delivery of the vehicle at the purchaser's port of destination.

         Commencing in 2000, we discontinued our "freight collect" service by changing our payment terms to require prepayment of all of our fees. In the first quarter of 2000, we also expanded our operations to acquire vehicles on a bulk discounted-for-volume basis for resale to purchasers. Except in limited circumstances, we purchase cars against orders from individual purchasers made in the ports of destination. Once a purchase is made, the purchaser or the dealer, utilizing our services, arranges shipping to a port of destination convenient to the purchaser's country of residence. Commencing in 2000, we have required prepayment of shipping fees by the purchaser along with the purchase price of the car for a substantial portion of purchases from us.

         Our business is subject to certain seasonal fluctuations. The busiest months of the year in our logistics business are typically from May until September and our least busy months are typically from October until April. This seasonality is directly related to the seasonal fluctuations in the used automobile markets near our ports of origination in Belgium, Germany and The Netherlands. Our wholesale new car business is affected by seasonal fluctuations to a less significant extent, as we ship approximately the same number of automobiles each month.

         The following discussion of our operations and financial condition should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included elsewhere in this quarterly report.

         The following table sets forth, for the periods indicated, certain line items from our statement of operations as a percentage of our sales:

                                                THREE MONTHS ENDED JUNE 30,
                                            -----------------------------------
                                              2000 (%)               2001 (%)
                                            ------------           ------------
Sales................................           100                    100
Cost of sales........................          69.7                   72.7
Gross profit.........................          30.3                   27.3
Selling, general and administrative..           2.7                    3.6
Income from operations...............          27.6                   23.7
Interest income......................           0.7                    0.9
Income before income taxes...........          28.3                   24.6
Income taxes.........................           1.4                    2.1
Net income...........................          26.9                   22.5

RESULTS OF OPERATIONS

         THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

         SALES. Sales increased by approximately $39,081,000 or approximately 98.2%, to approximately $78,895,000 for the three months ended June 30, 2001, as compared to approximately $39,814,000 for the three months ended June 30, 2000. Sales from the logistics business were approximately US$36,413,000 for the three months ended June 30, 2001 as compared with approximately US$20,014,000 for the three months June 30, 2000. Sales from the wholesale automobile business were approximately US$42,483,000 for the three months ended June 30, 2001 as compared with approximately US$19,800,000 for the three months June 30, 2000. The increase in total revenues was partly due to an increase of approximately 114.6% in the number of cars sold as part of our wholesale automobile business and due to an increase of approximately 81.9% in the number of cars we shipped as part of our logistics business.

         COST OF SALES. Cost of sales for the three months ended June 30, 2001 was approximately $57,348,000, representing approximately 72.7% of sales during such period, as compared to approximately $27,753,000, representing 69.7% of sales, during the three months ended June 30, 2000. Cost of sales from the logistics business for the three months ended June 30, 2001 was approximately $28,479,000 representing approximately 78.2% of sales during such period, as compared to approximately $14,073,000 representing 70.3% of sales during the three months ended June 30, 2000. Cost of sales from the wholesale automobile business for the three months ended June 30, 2001 was approximately $28,869,000, representing approximately 68.0% of sales during such period, as compared to $13,680,000 during the three months ended June 30, 2000 representing approximately 69.1% of sales during such period. The increase in the cost of sales is primarily attributable to the increase in sales described above. The increase in cost of sales as a percentage of sales was attributable to the lower margins derived from our logistics services both as a result of the discontinuation of our "freight collect" business, as well as the lower margins per car generated from our ports in West Africa, where a significant percentage of our revenues were generated.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately $1,762,000, or approximately 63.5%, to approximately $2,839,000 during the three months ended June 30, 2001, as compared to approximately $1,077,000 for the three months ended June 30, 2000, and increased as a percentage of sales from 2.7% for the three months ended June 30, 2000, to 3.6% for the three months ended June 30, 2001. The increase in selling, general and administrative expenses is primarily the result of additional office expenses associated with the expansion of the company's business. Also included in the expenses for the three months ended June 30, 2001 is depreciation charge on the company's vessel, which was purchased in May 2000.

NET INCOME. Income from operations increased by approximately $7,725,000 or 70.3%, to approximately $18,708,000 for the three months ended June 30, 2001, as compared to $10,983,000 for the three months ended June 30, 2000. Income from operations as a percentage of sales decreased to 23.7% of sales for the three months ended June 30, 2001, as compared to 27.6% of sales for the three months ended June 30, 2000. The provision for income taxes of approximately $1,653,000 for the three months ended June 30, 2001 and approximately $569,000 for the three months ended June 30, 2000, reflect effective tax rates of 8.5 % and 5.0%, respectively, and did not have a material impact on the increase in income between the two comparative periods.

                                             SIX MONTHS ENDED JUNE 30,
                                       -------------------------------------
                                           2000 (%)              2001 (%)
                                       -----------------      --------------
Sales................................        100                    100
Cost of sales........................       67.5                   73.6
Gross profit.........................       32.5                   26.4
Selling, general and administrative..        3.0                    3.4
Income from operations...............       29.5                   23.0
Interest income......................        0.4                    0.9
Income before income taxes...........       29.9                   23.9
Income taxes.........................        1.5                    1.7
Net income...........................       28.4                   22.2


         SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30,
2000

         SALES. Sales increased by approximately $73,641,000 or approximately 107.6%, to approximately $142,080,000 for the six months ended June 30, 2001, as compared to approximately $68,439,000 for the six months ended June 30, 2000. Sales from the logistics business were approximately US$66,456,000 for the six months ended June 30, 2001 as compared with approximately US$28,239,000 for the six months June 30, 2000. Sales from the wholesale automobile business were approximately US$75,625,000 for the six months ended June 30, 2001 as compared with approximately US$40,200,000 for the six months June 30, 2000. The increase in total revenues was partly due to an increase of approximately 135.3% in the number of cars sold as part of our wholesale automobile business and an increase of approximately 88.1% in the number of cars we shipped as part of our logistics business.

         COST OF SALES. Cost of sales for the six months ended June 30, 2001 was approximately $104,635,000, representing approximately 73.6% of sales during such period, as compared to approximately $46,174,000, representing 67.5% of sales, during the six months ended June 30, 2000. Cost of sales from the logistics business for the six months ended June 30, 2001 was approximately $52,192,000 representing approximately 78.5% of sales during such period, as compared to approximately $18,494,000 representing 65.5% of sales during the six months ended June 30, 2000. Cost of sales from the wholesale automobile business for the six months ended June 30, 2001 was approximately $52,443,000, representing approximately 69.3% of sales during such period, as compared to $27,680,000 during the six months ended June 30, 2000 representing approximately 68.9% of sales during such period. The increase in the cost of sales is primarily attributable to the increase in sales described above. The increase in cost of sales as a percentage of sales was attributable to the lower margins derived from our logistics services both as a result of the discontinuation of our "freight collect" business, as well as the lower margins per car generated from our ports in West Africa, where a significant percentage of our revenues were generated.

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately $2,770,000, or approximately 134.0%, to approximately $4,837,000 during the six months ended June 30, 2001, as compared to approximately $2,067,000 for the six months ended June 30, 2000, and increased as a percentage of sales from 3.0% for the six months ended June 30, 2000, to 3.4% for the six months ended June 30, 2001. The increase in selling, general and administrative expenses is primarily the result of additional office expenses associated with the expansion of the company's business. Also included in the expenses for the six months ended June 30, 2001 is depreciation charge on the company's vessel, which was purchased in May 2000.

         NET INCOME. Income from operations increased by approximately $12,409,000 or 61.4%, to approximately $32,608,000 for the six months ended June 30, 2001, as compared to $20,198,000 for the six months ended June 30, 2000. Income from operations as a percentage of sales decreased to 23.0% of sales for the six months ended June 30, 2001, as compared to 29.5% of sales for the six months ended June 30, 2000. The provision for income taxes of approximately $2,382,000 for the six months ended June 30, 2001 and approximately $1,039,000 for the six months ended June 30, 2000, reflect effective tax rates of 7.0 % and 5.1%, respectively, and did not have a material impact on the increase in income between the two comparative periods.

LIQUIDITY AND CAPITAL RESOURCES

         We had working capital of approximately $104,532,000 at December 31, 2000 and approximately $136,732,000 at June 30, 2001.

         For the six months ended June 30, 2001, net cash provided by operating activities was approximately $25,749,000 and net income was approximately $31,474,000, as compared to approximately $45,583,000 and $19,458,000, respectively, for the first six months of 2000. The primary changes in our operating activities from December 31, 2000 to June 30, 2001 were:

         o a decrease in cash restricted as to withdrawal of approximately $11,292,000, or 100%, to $nil as of June 30, 2001, as compared to approximately $11,292,000 as of December 31, 2000; and

         o an increase in accounts payable of approximately $21,911,000, or 148,9%, to approximately $36,628,000 as of June 30, 2001, as compared to approximately $14,717,000 as of December 31, 2000.

         o an increase in Income Taxes Payable of approximately $2,245,000 or 44.0% to approximately $7,352,000 as of June 30, 2001, as compared to approximately $5,107,000 as of December 31, 2000, offset in part by

         o an increase in accounts receivable of approximately $40,927,000, or 72,8%, to approximately $97,194,000 as of June 30, 2001, as compared to approximately $56,228,000 as of December 31, 2000, and

         o an increase in deferred expenses to approximately $1,138,000 as of June 30, 2001, versus approximately $440,000 as of December 31, 2000, and

         CAPITAL REQUIREMENTS

         In May 2000, we acquired the Sea Atef, a car carrier vessel with a 2,850 car capacity, at a cost of approximately $6,000,000. In addition, we have paid $10,000,000 as an advance towards the purchase of two new vessels. We plan to build or acquire these two new vessels with a capacity of 2,300 cars each, for delivery to us in 2002 and 2003. We anticipate financing the anticipated acquisition cost of approximately $50,000,000 ($25,000,000 each) with revenues from our operations and possible issuances of capital stock or debt securities. We are also in the process of negotiations with several lenders for a long-term loan to be secured by the title to the ships. We cannot assure you that the acquisition of the two new vessels and related financing will be consummated or that, if consummated, the terms of the financing will be favorable to us. We expect that cash derived from our operations will be sufficient to meet operating and other capital requirements for at least 24 months.

         FINANCING ACTIVITIES

         For the six months ended June 30, 2001, net cash provided by financing activities was approximately $232,000, comprised primarily of the net proceeds from the exercise of warrants and stock options.

CREDIT AND POLITICAL RISKS

         We previously shipped vehicles exclusively on a "freight collect" basis. During the first quarter of 2001, all vehicle shipments were billed on a pre-paid basis. Under the freight collect system, the related accounts receivable are collected on our behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the related credit risk from individual customers is considered minimal. The shipping agents deposit the funds on our behalf with the local central banking system. These amounts are classified as cash restricted as to withdrawal on our balance sheet. The funds are transferred to our bank account at the completion of processing by the central banking system in accordance with local currency exchange regulations. On average, this process takes approximately three to four months.

         In the first quarter of 2001, all freight shipments were paid to us in advance of the shipments. The related shipping fees at the destination port, which, under the "freight collect" system, pass through our company as revenue and a matching expense, are paid directly by the customer as needed with pre-paid freight. Accordingly, our revenues from pre-paid freight do not need to pass through the central banking systems of the countries of destination. The cash restricted as to withdrawal of $705,001 as of March 31, 2001 reflects the amount we are owed from shipments in 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which had an initial adoption date by us of January 1, 2000. During the second quarter of 1999, the FASB postponed the adoption date of SFAS No. 133 until January 1, 2001. The FASB further amended SFAS No. 133 in June 2000. SFAS No. 133 requires that all derivative financial instruments be recorded on the consolidated balance sheets at their fair value. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive earnings will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The adoption of this statement did not have a significant impact on our results of operations, financial position or cash flows.

         In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that we reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

         SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of these standards is not expected to have a material effect on our financial statements.

                                     PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         We are currently not aware of any material legal proceedings involving our company. However, we may, from time to time, participate in legal proceedings in the ordinary course of our business. We do not believe that these proceedings will have a material adverse effect on our financial results.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K

(a)      Exhibits.

         None.

(b)      Reports on Form 20-F.

         We filed our annual report for the fiscal year ended December 31, 2000 on Form 20-F during the three months ended June 30, 2001.

(c)      Reports on Form 6-K.

         We did not file any reports on Form 6-K during the three months ended June 30, 2001.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    A.C.L.N. LIMITED


Date: August 29, 2001                          By:  /s/ Joseph J.H. Bisschops
                                                    Name: Joseph J.H. Bisschops
                                                    Title: Chairman of the Board